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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.       )*


                               IPOConsulting.net, Inc.
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                                   (Name of Issuer)


                                     Common Stock
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                           (Title of Class of Securities)



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                                   (CUSIP Number)

                                     Aaron Tsai
                                c/o MAS Capital Inc.
                                 17 N. Governor St.
                                Evansvill, IN 47711
                                  (812) 425-1050
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 August 23, 2001
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


--------------------------------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                          SCHEDULE 13D

CUSIP No.  N/A                               Page   2   of    4   Pages
          ------------                            -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aaron Tsai

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 8,500,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               -0-
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              8,500,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,500,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     99.94%
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.01 per share ("Common Stock") issued by IPOConsulting.net, Inc., an Indiana corporation
(the "Company"), whose principal executive offices are located at 17 N. Governor St., Evansville, Indiana 47711. IPOConsulting.net, Inc., is the successor issuer to Globalsoft Acquisition Group, Inc. for SEC reporting purposes.

ITEM 2. Identity and Background.

        This statement is filed by Aaron Tsai, an individual whose business address is c/o MAS Capital Inc., 17 N. Governor St., Evansville, IN 47711.

       Mr. Tsai is an Officer and Director of MAS Capital Inc. and its subsidiary companies. MAS Capital Inc. is a financial consulting company.

       The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

       Mr. Aaron Tsai is a USA citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

       On August 23, 2001, Aaron Tsai purchased 8,500,000 shares in a private transaction for a total of $1,500.


ITEM 4, Purpose of Transaction.

        The purpose of the transactions in the stock is to acquire a controlling interest in the Company. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (a) through (j), of Item 4 of Schedule 13D.

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ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, Aaron Tsai beneficially owns 8,500,000 shares of the Company's Common Stock, comprising 99.94% of the shares outstanding. Aaron Tsai has sole voting power and sole dispositive powers of 8,500,000 shares. Aaron Tsai has not effected any other transaction in the shares of the Common Stock.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2001
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                          /s/ Aaron Tsai
                            ----------------
                            Aaron Tsai